UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                          SCHEDULE 13D

           Under the Securities Exchange Act of 1934*

                     The Grand Union Company
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                        (Name of Issuer)

            Common Stock (Par Value $ 0.01 Per Share)
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                 (Title of Class of Securities)

                            386532303
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                         (CUSIP Number)

     J. Wayne Harris                 David K. Robbins, Esq.
 The Grand Union Company    Fried, Frank, Harris, Shriver & Jacobson
201 Willowbrook Boulevard       350 S. Grand Avenue, 32nd Floor
  Wayne, NJ  07470-0966              Los Angeles, CA  90071
      (973) 890-6000                     (213) 473-2000
-------------------------- -----------------------------------------
  (Name, Address and Telephone Number of Persons Authorized to
               Receive Notices and Communications)

                         August 1, 1997
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     (Date of Event which Requires Filing of this Statement)

If  the  filing  person  has previously  filed   a  statement  on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box [ ].

Note:   Six  copies  of this statement, including  all  exhibits,
should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for Mr. Harris's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                          SCHEDULE 13D

CUSIP No. 336532303                         Page 2 of 22 Pages

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          J. Wayne Harris
          EIN:  ###-##-####

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a) [ ]
                                                        (b) [ ]

3    SEC USE ONLY

          SHADED AREA ONLY

4    SOURCE OF FUNDS*

          Not Applicable

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                         [ ]

          Not Applicable

6    CITIZENSHIP OR PLACE OF ORGANIZATION

          United States

NUMBER OF SHARES BENEFICIALLY
OWNED BY EACH REPORTING PERSON WITH

7   SOLE VOTING POWER

          600,000

8   SHARED VOTING POWER

          0

9   SOLE DISPOSITIVE POWER

          600,000

10  SHARED DISPOSITIVE POWER
          0

11   AGGREGATE AMOUNT OF BENEFICIALLY OWNED BY EACH REPORTING
     PERSON

          600,000

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                       [ ]

          Not Applicable

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          5.67%

14   TYPE OF REPORTING PERSON*

          IN


ITEM 1.   Security and Issuer.
          -------------------

          This Schedule 13D is filed on behalf of J. Wayne Harris, an individual ("Mr. Harris"), with the Securities and Exchange Commission on August 11, 1997 (the "Schedule 13D"), relating to shares of the common stock, par value $0.01 per share (the
"Common Stock") of The Grand Union Company (the "Company"), which are issuable upon exercise of options to purchase shares of the Common Stock granted to Mr. Harris pursuant to, and subject to the conditions of, the Employment Agreement, dated as of August 1, 1997, by and between the Company and Mr. Harris, a copy of which is attached hereto as Exhibit 1 (the "Employment Agreement"). The Company's principal executive offices are located at 201 Willowbrook Boulevard, Wayne, New Jersey 07470-0966.

ITEM 2.   Identity and Background.
          -----------------------

          (a)-(c) Mr. Harris's business address is c/o The Grand Union Company, 201 Willowbrook Boulevard, Wayne, New Jersey 07470-0966. Mr. Harris's principal occupation or employment is serving as Chairman of the Board and Chief Executive Officer of the Company.

          (d)-(f) During the past five years, Mr. Harris has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding or a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Harris is a citizen of the United States.

ITEM 3.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------

          Pursuant to the Employment Agreement, among other things, Mr. Harris was granted options (the "Options") to purchase an aggregate of 1,250,000 shares of the Common Stock. Of such Options, 600,000 are exercisable immediately (the "Initial Options") subject, in the case of 100,000 Initial Options, to approval by the Company's stockholders of an amendment to the Company's 1995 Equity Incentive Plan (the "Plan") to be submitted to the Company's stockholders at the 1997 Annual Meeting of Stockholders, currently scheduled to be held on September 25, 1997. Mr. Harris did not pay or give any consideration to the Company for the grant of such options other than his execution and delivery of the Employment Agreement. See Item 5 of this Schedule 13D for a more complete description of the Employment Agreement.

          By virtue of the Employment Agreement, Mr. Harris may be deemed to have acquired beneficial ownership of the shares of Common Stock issuable upon exercise of the Initial Options (the "Initial Option Shares") for purposes of Rule 13d-3(d) of the rules and regulations under the Securities Exchange Act of 1934, as amended (together with such rules and regulations, the "Exchange Act"). The aggregate amount of funds required to purchase all of the Initial Option Shares upon exercise of the Initial Options would be $825,000. Mr. Harris has not determined the source of funds to be used to acquire the Initial Option Shares when and if he determines to exercise the Initial Options, but may use personal funds or funds borrowed from a financial institution or other lender.

ITEM 4.  Purpose of Transaction.
         ----------------------

          The Initial Options were acquired by Mr. Harris in connection with his execution and delivery of the Employment Agreement. The board of directors of the Company has considered, and is likely to consider in the future, from time to time, engaging in transactions of the types enumerated in paragraphs
(a) through (j) of Item 4 of Schedule 13D. As a member of the board of directors of the Company, Mr. Harris anticipates that he would participate in such consideration, and, as an executive officer of the Company, Mr. Harris anticipates that he would participate in the implementation of any such transaction approved by the Company's board of directors.

          While Mr. Harris has no current plans to purchase or sell any securities of the Company, he may determine, based upon market and general economic conditions, the business affairs and financial condition of the Company, the market price of the Common Stock, and other matters deemed relevant by him, to acquire additional securities of the Company pursuant to the exercise of the Options to the extent such Options are exercisable through purchases in the open market, or otherwise; or to sell, from time to time, some or all of the Initial Option Shares, shares of Common Stock acquired pursuant to the exercise of the other Options, when such Options become exercisable, or such additional shares, if acquired.

          Subject to the foregoing and to the responses to Items 5 and 6 herein, Mr. Harris has no plans or proposals which relate to or would result in any transaction, event or action enumerated in paragraphs (a) through (j) of Item 4 of the form of Schedule 13D promulgated under the Exchange Act.

ITEM 5.   Interests in Securities of the Issuer.
          -------------------------------------

          (a) For purposes of Rule 13d-3 under the Exchange Act, by virtue of the Employment Agreement, Mr. Harris may be deemed to be the beneficial owner of an aggregate of 600,000 Initial Option Shares for which the Initial Options granted to him pursuant to the Employment Agreement are exercisable. Such 600,000 Initial Option Shares, if outstanding, would constitute approximately 5.67% of the total number of shares of Common Stock outstanding.

          (b) The Employment Agreement grants to Mr. Harris the right to acquire the Initial Option Shares, subject to the terms and conditions contained therein. See Items 4 and 6 of this
Schedule 13D. Until Mr. Harris acquires the Initial Option Shares, the Initial Option Shares will remain unissued by the Company.

          Upon issuance of the Initial Option Shares, Mr. Harris will have the sole power to direct the vote and disposition of such shares.

          (c) Except as described, Mr. Harris has not effected any transactions in the Common Stock during the sixty days preceding the date of this Schedule 13D.

          (d) No person other than Mr. Harris has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Option Shares.

          (e)  Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
          --------------------------------------------------------

          The Company and Mr. Harris entered into the Employment Agreement effective as of August 1, 1997. The Employment Agreement provides that Mr. Harris shall serve as the Company's Chief Executive Officer for a term from August 1, 1997 to July 31, 2001 (the "Term"). In addition, Mr. Harris was also elected to serve as a member of the Company's board of directors, and as Chairman of the Board. The Employment Agreement provides that during the Term, the Company shall pay cash compensation to Mr. Harris of:

          (i) a base salary at an annual rate of $600,000 per year, prorated based on the actual number of weeks worked during the fiscal years ending 1998 and 2002; and

          (ii) bonus compensation in an amount determined by a special subcommittee of the Company's Compensation Committee (the "162(m) Committee"), subject to the following: (x) for the fiscal year ending March 28, 1998, the maximum bonus payable shall be 120% of Mr. Harris's base salary paid for such period, and the minimum bonus payable for such period shall be 75% of such base salary; and (y) for the fiscal year ending each year during the Term thereafter, the minimum bonus target shall be 100% of Mr. Harris's base salary for the applicable period, with the actual amount of the bonus payable for each such period to be subject to achievement of performance targets established by the 162(m) Committee of the Company's Board of Directors no later than the 90th day of the fiscal year for which the targets apply pursuant to a bonus plan meeting the requirements of Section 162(m) of the Internal Revenue Code of 1986, as amended, and the regulations promulgated thereunder.

     Under the Employment Agreement, Mr. Harris has been granted options to purchase an aggregate of 1,250,000 shares.
The Options are exercisable as follows:

          (i) Options to purchase 500,000 shares at an exercise price equal to $1.375 (the closing price as reported by NASDAQ-National Market on the Effective Date), became exercisable upon execution of the Employment Agreement;

          (ii) Options to purchase 100,000 shares at an exercise price equal to $1.375, become exercisable immediately upon approval by stockholders of the Company of an amendment to the Plan to be submitted to the Company's stockholders at the 1997 Annual Meeting of Stockholders of the Company, currently scheduled to be held on September 25, 1997 (together with the Options referred to in paragraph (i) above, the "Initial Options");

          (iii) Options to purchase 200,000 shares at an exercise price equal to $1.375, shall become exercisable if and when the Company shall have earnings before interest, tax, depreciation and amortization expense ("EBITDA") of an aggregate of at least $147 million for any 13 continuous 4 week fiscal reporting periods commencing on the Effective Date and ending on or before the end of the Company's fiscal year ending in 2000;

          (iv) Options to purchase 150,000 shares at an exercise price equal to $2.375, will become exercisable on or after August 1, 1998;

          (v) Options to purchase 150,000 shares at an exercise price equal to $3.375, will become exercisable on or after August 1, 1999; and

          (vi) Options to purchase 150,000 shares at an exercise price equal to $4.375, will become exercisable on or after August 1,2000.

          The Employment Agreement further provides that the Company shall pay, or reimburse Mr. Harris for, the costs of (i) commuting between a principal residence (the "Principal Residence") in a city other than the area within a 100-mile radius of the Company's current principal executive offices (the "Principal Office City") and (ii) maintaining an apartment or condominium in the Principal Office City, and that if Mr. Harris determines to relocate his principal residence to the Principal Office City on or before July 31, 1999, that he shall be eligible for the full benefits available under the Company's Executive Relocation Program.

          The Employment Agreement may be terminated upon the occurrence of any of the following:

               (i)  the close of business on the date of
          expiration of the Term;

               (ii)  the close of business on the date of Mr.
          Harris's death;

               (iii)  the close of business on an early
     termination date mutually agreed to in writing by the Company and Mr. Harris;

               (iv) the close of business on the day on which the Company shall have delivered to Mr. Harris a written notice of the Company's election to terminate his employment for "Cause" (as defined in the Employment Agreement);

               (v) the close of business on the day on which the Company shall have delivered to Mr. Harris a written notice of the Company's election to terminate his employment because of Disability (as defined in the Employment
     Agreement);

               (vi) the close of business on the day following the date on which the Board of Directors shall have adopted a resolution terminating the employment of Mr. Harris hereunder and such termination is not for death, Cause or Disability; or

               (vii)  the close of business on the date which
     is five business days after the date on which Mr. Harris delivers to the Company a written notice of Mr. Harris's election to terminate his employment hereunder (x) for "Good Reason" (as defined in the Employment Agreement) or (y) for any other reason.

          If Mr. Harris's employment with the Company terminates pursuant to clauses (i), (vi) or (vii)(x) above, all of the Options shall immediately become exercisable by Employee up to and including thirty days after the effective date of such termination of employment, after which all of the Options shall terminate. If Mr. Harris's employment with the Company terminates pursuant to clauses (ii) or (v) above, those Options which are then exercisable may be exercised by Mr. Harris (or his executor or administrator or the person or persons to whom any Options have been transferred by will or the applicable laws of descent and distribution) up to and including thirty days after the effective date of such termination of employment, after which all of the Options shall terminate. If Mr. Harris's employment with the Company terminates for any other reason, including, without limitation, termination by the Company for "Cause" or termination by the Employee for any reason other than Good Reason, the Options shall terminate as of the effective date of such termination.

          If Mr. Harris's employment with the Company terminates for any reason, the Company will pay Mr. Harris any portion of the Salary accrued on or prior to the date of termination but not paid. If Mr. Harris's employment with the Company terminates pursuant to clauses (vi) or (vii)(x) above, the Company will pay Mr. Harris any portion of his bonus compensation which has accrued on or prior to the date of termination but has not been paid. If Mr. Harris's employment with the Company terminates pursuant to clauses (vi) or (vii)(x) above, the Company will continue to pay Mr. Harris his salary (at the rate in effect on the date of termination of his employment) for the remainder of the term of the Employment Agreement.

          The Employment Agreement also provides that Mr. Harris shall be eligible to participate in the Company's Supplemental Retirement Plan for Key Executives (the "SERP"). Upon retirement of Mr. Harris from the Company at age 62 or later, for purposes of calculation of the "target benefit" under the SERP, Mr. Harris shall be credited with eleven (11) years of service under the SERP if Mr. Harris retires at the age of 62, in addition to the actual number of years of service by Mr. Harris after he reaches the age of 62. If the employment of Mr. Harris with the Company terminates pursuant to clauses (vi) or (vii)(x) above, prior to the date on which Mr. Harris reaches the age of 62, for purposes of calculation of the "target benefit" under the SERP, Mr. Harris shall be credited with a number of years of service equal to the sum of (a) the actual number of years of employment of Mr. Harris with the Company plus (b) seven. If Mr. Harris terminates his employment with the Company other than for Good Reason (as defined in the Employment Agreement) prior to the date on which Mr. Harris has reached the age of 62, for purposes of calculation of the "target benefit" under the SERP, Mr. Harris shall be credited with a number of years of service equal to the actual number of years of employment of Mr. Harris with the Company.

          The Employment Agreement also contains provisions concerning other employee benefits, confidentiality, and non-competition, which are customary for agreements with executives in Mr. Harris's position.

          The foregoing description of the Employment Agreement is qualified in its entirety by reference to the full text thereof, filed as Exhibit 1 hereto, and incorporated by reference herein and made a part hereof.

          Mr. Harris has been advised by Trefoil Capital Investors II, L.P. ("Trefoil") and GE Investment Private Placement Partners II, A Limited Partnership (collectively with Trefoil, the "Investors"), which collectively control approximately 71.61% of the outstanding voting power of the Company's capital stock, that the Investors intend to vote at the 1997 Annual Meeting in favor of the election of Mr. Harris as a director of the Company and in favor of the Company's compensations plans and amendments relating to the grant of the Options and the payment of the bonus compensation provided for pursuant to the Employment Agreement. Mr. Harris has also been advised by the Company's board of directors that, subject to any applicable election or approval by the Company's stockholders during the Term of the Employment Agreement, they intend that he shall serve as Chairman of the Board during the Term of the Employment Agreement.

           The responses set forth in Items 3 and 4 of this
Schedule 13D are incorporated herein by reference in their entirety.

          Other than the foregoing, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Harris and any other person with respect to securities of the Company.

          ITEM 7.  Material to be Filed as Exhibits.
                   --------------------------------

     Exhibit 1 -- Employment Agreement, dated as of August 1,
                  1997, by and between The Grand Union Company and J. Wayne Harris.


                            SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 10, 1997

                                 /s/J. Wayne Harris
                                -----------------------------
                                J. Wayne Harris


                          Exhibit Index

                  Document
                  --------
     Exhibit 1 -- Employment Agreement, dated as of August 1,
                  1997, by and between The Grand Union
                  Company and J. Wayne Harris.